

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Yifei Hou
Chief Executive Officer
XCHG Ltd
Grevenweg 24, 20537
Hamburg, Germany

> **Re: XCHG Ltd**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted October 6, 2023**
> **CIK No. 0001979887**

Dear Yifei Hou:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted October 6, 2023

General

1. We note your response to prior comment 1. We also note the risk factors section has not been fully restored to the existing disclosure as contained in the July 26, 2023 registration statement. Please restore your disclosure in the risk factor section.

Related Party Transactions, page 120

2. We note your disclosure that you have certain amounts due to Mr. Rui Ding that will be fully repaid in September 2023. Please update this disclosure in a future amendment.

Yifei Hou
XCHG Ltd
October 17, 2023
Page 2

Please contact Stephany Yang at (202) 551-3167 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Li He, Esq.